Filed Pursuant to Rule 433

Registration Nos. 333-157848

333-157848-01

333-157848-02

Prudential Financial, Inc.

$650,000,000 5.375% Medium-Term Notes, Series D,

Due June 21, 2020

Final Term Sheet, June 16, 2010

Issuer	Prudential Financial, Inc.

Ratings*	Baa2 (stable) (Moody’s) / A (stable) (S&P) / BBB (stable) (Fitch)

Security	Medium-Term Notes, Series D

Trade Date	June 16, 2010

Settlement Date (T+3 days)	June 21, 2010

Maturity Date	June 21, 2020

Principal Amount	$650,000,000

Price to Investors	99.390%

Net Proceeds	$643,110,000

Pricing Benchmark	3.500% UST due May 15, 2020

Benchmark Treasury Price and Yield	102-02; 3.255%

Spread to Benchmark	220 basis points

Re-offer Yield	5.455%

Coupon	5.375% per annum

Interest Payment Dates	Semi-annually on June 21 and December 21 of each year, commencing on December 21, 2010 and ending on the Maturity Date

Optional Redemption	Make-whole call at any time at the greater of 100% and the discounted value at CMT rate plus 35 basis points as described in the prospectus supplement dated March 11, 2009 under the section “Description of the Notes—Redemption at Our Option.”

Joint Bookrunning Managers	Citigroup Global Markets Inc. J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

Senior Co-Managers	BNY Mellon Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. Nikko Bank (Luxembourg) S.A.

Junior Co-Managers	Cabrera Capital Markets, LLC Loop Capital Markets LLC Muriel Siebert & Co., Inc.

CUSIP Number	74432QBM6

Reports and Events of Default	The indenture, to the extent relating to the 5.375% notes, certain notes concurrently and previously issued under the indenture and all future series of securities under the indenture, provides that any documents or reports that Prudential Financial, Inc. may be required to file with the Securities and Exchange Commission, or SEC, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, will be filed with the trustee within 15 days after Prudential Financial, Inc. has filed those documents or reports with the SEC. Under the Trust Indenture Act of 1939, as amended, Prudential Financial, Inc. may have a separate obligation to file with the trustee documents or reports it is required to file with the SEC. Prudential Financial, Inc.’s failure to comply with either filing obligation is not an event that will result in an event of default under the indenture. Accordingly, acceleration of Prudential Financial, Inc.’s obligations under the 5.375% notes will not be a remedy for its failure to file those documents or reports with the trustee, and you may have no remedy for the failure other than an action in damages. For other outstanding series of notes of Prudential Financial, Inc., acceleration is a remedy, upon appropriate notice and passage of time, for the holders of those securities for Prudential Financial, Inc.’s failure to file documents or reports with the trustee.

Other Information

Concurrent with the offering of the 5.375% notes, Prudential Financial, Inc. is also offering $350 million aggregate principal amount of 6.625% Medium-Term Notes, Series D, due June 21, 2040.

Nikko Bank (Luxembourg) S.A. is not a U.S. registered broker-dealer and, therefore, intends to participate in the offering outside the United States and, to the extent in the United States, as facilitated by an affiliated U.S. registered broker-dealer, SMBC Securities, Inc. (“SMBC-SI”), as permitted under applicable law. To that end, Nikko Bank (Luxembourg) S.A. and SMBC-SI have entered into an agreement pursuant to which SMBC-SI provides certain advisory and/or other services with respect to this offering. In return for the provision of such services by SMBC-SI, Nikko Bank (Luxembourg) S.A. will pay to SMBC-SI a mutually agreed-upon fee.

*	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the 5.375% notes involves a number of risks. See “Risk Factors” in the prospectus supplement dated March 11, 2009 and the related prospectus dated March 11, 2009.

Prudential Financial, Inc. has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Prudential Financial, Inc. has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Citigroup Global Markets Inc. at 1-877-858-5407, J.P. Morgan Securities Inc. collect at (212) 834-4533 or Wells Fargo Securities, LLC at 1-800-326-5897.